As filed with the Securities and Exchange Commission on June 8, 2000.

                                                    Registration No. 333-_______

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM S-8
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933

                      -------------------------------------

                                   TANOX, INC.
             (Exact name of registrant as specified in its charter)

                   DELAWARE                                   76-0196733
        (State or other jurisdiction of                    (I.R.S. Employer
        incorporation or organization)                    Identification No.)

                          10301 STELLA LINK, SUITE 110
                            HOUSTON, TEXAS 77025-5497
          (Address of principal executive offices, including Zip Code)

                    -----------------------------------------
                             1987 STOCK OPTION PLAN
                 1992 NON-EMPLOYEE DIRECTORS' STOCK OPTION PLAN
                             1997 STOCK OPTION PLAN
                 2000 NON-EMPLOYEE DIRECTORS' STOCK OPTION PLAN
                               ADVISORY AGREEMENTS
                            (Full title of the Plan)

                    -----------------------------------------

                              NANCY T. CHANG, PH.D.
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                   TANOX, INC.
                          10301 STELLA LINK, SUITE 110
                            HOUSTON, TEXAS 77025-5497
                                 (713) 664-2288
       (Name, address, including zip code, and telephone number, including area code, of registrant's agent for service)

                   ------------------------------------------

                                   COPIES TO:

                         WILBURN O. MCDONALD, JR., ESQ.
                 CHAMBERLAIN, HRDLICKA, WHITE, WILLIAMS & MARTIN
                          1200 SMITH STREET, SUITE 1400
                            HOUSTON, TEXAS 77002-4310

                         CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------
TITLE OF EACH CLASS OF                  PROPOSED MAXIMUM       PROPOSED
      SECURITIES         AMOUNT TO BE    OFFERING PRICE     MAXIMUM AGGREGATE     AMOUNT OF
   TO BE REGISTERED      REGISTERED(1)     PER UNIT(2)       OFFERING PRICE    REGISTRATION FEE
-----------------------------------------------------------------------------------------------
 COMMON STOCK,
 PAR VALUE $.01
   PER SHARE                145,100        $  .275             $ 39,902.50            $10.53
-----------------------------------------------------------------------------------------------
                             68,400           .625               42,750.00             11.29
-----------------------------------------------------------------------------------------------
                             84,000          .8313               69,829.20             18.43
-----------------------------------------------------------------------------------------------
                            278,200         1.0438              290,385.16             76.66
-----------------------------------------------------------------------------------------------
                            129,600         1.7688              229,236.48             60.52
-----------------------------------------------------------------------------------------------
                             38,400         2.0813               79,921.92             21.10
-----------------------------------------------------------------------------------------------
                             48,000         2.2937              110,097.60             29.07
-----------------------------------------------------------------------------------------------
                              9,600           2.50               24,000.00              6.34
-----------------------------------------------------------------------------------------------
                             98,400         3.0188              297,049.92             78.42
-----------------------------------------------------------------------------------------------
                            200,000           3.75              750,000.00            198.00
-----------------------------------------------------------------------------------------------
                              8,000         4.0625               32,500.00              8.58
-----------------------------------------------------------------------------------------------
                              9,600         5.2812               50,699.52             13.38
-----------------------------------------------------------------------------------------------
                             75,600          5.625              425,250.00            112.27
-----------------------------------------------------------------------------------------------
                            956,160           7.50            7,171,200.00          1,893.20
-----------------------------------------------------------------------------------------------
                            248,013          8.125            2,015,105.60            531.99
-----------------------------------------------------------------------------------------------
                             23,000          11.25              258,750.00             68.31
-----------------------------------------------------------------------------------------------
                            106,400          12.50            1,330,000.00            351.12
-----------------------------------------------------------------------------------------------
                             27,500          20.00              550,000.00            145.20
-----------------------------------------------------------------------------------------------
                             20,000          26.00              520,000.00            137.28
-----------------------------------------------------------------------------------------------
                              5,000         28.625              143,125.00             37.78
-----------------------------------------------------------------------------------------------
                          8,174,030        45.3125          370,385,734.00         97,781.83
                         ----------                        ---------------       -----------
-----------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------
     TOTAL               10,753,003                        $384,815,537.28       $101,591.30
----------------------------------------------------------------------------------------------

(1) This registration statement covers shares of common stock, par value $.01 per share, of the Company consisting of the aggregate number of shares which may be sold upon the exercise of options which have been granted and/or may hereafter be granted under the Company's 1987 Stock Option Plan, 1992 Non-Employee Directors' Stock Option Plan, 1997 Stock Option Plan and 2000 Non-Employee Directors' Stock Option Plan (the "Plans") and written compensatory plans with certain advisors of the Company (collectively, the "Advisory Agreements"). The maximum number of shares which may be sold upon the exercise of options granted under the Plans and the Advisory Agreements are subject to adjustment in accordance with certain anti-dilution and other provisions of the Plans and the Advisory Agreements. Accordingly, pursuant to Rule 416 under the Securities Act of 1933, this registration statement includes, in addition to the number of shares stated above, an indeterminate number of shares which may be subject to grant or otherwise issuable after the operation of any such anti-dilution and other provisions.

(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) and Rule 457(h) under the Securities Act of 1933 as follows: (i) in the case of shares of common stock which may be purchased upon exercise of outstanding options, the fee is calculated on the basis of the prices at which the options may be exercised; and (ii) in the case of other shares of common stock registered hereby, including shares for which options have not yet been granted and the option price of which is therefore unknown, the fee is calculated on the basis of the average of the high and low sale prices per share of common stock as quoted on the Nasdaq National Market on June 7, 2000.

                                     PART I

                                EXPLANATORY NOTE

Tanox, Inc. (the "Company") has prepared this Registration Statement in accordance with the requirements of Form S-8 under the Securities Act of 1933, as amended (the "Securities Act") to register shares of its common stock, $.01 par value per share, that are being issued or sold, or may be issued or sold by the Company pursuant to its 1987 Stock Option Plan, 1992 Non-Employee Directors' Stock Option Plan, 1997 Stock Option Plan and 2000 Non-Employee Directors' Stock Option Plan (the "Plans") and written compensatory plans with certain advisors of the Company (collectively, the "Advisory Agreements"). The Company will provide without charge to any person, upon written or oral request of such person, a copy of each document incorporated by reference in Item 3 of Part II of this registration statement (which documents are incorporated by reference in the Section 10(a) prospectus as set forth in Form S-8), the other documents required to be delivered to eligible employees pursuant to Rule 428(b) under the Securities Act, and additional information about the Plans and the Advisory Agreements. Requests should be directed to John Blickenstaff at the Company's offices located at 10301 Stella Link, Suite 110, Houston, Texas 77025-5497. Our telephone number is 713-664-2288.

This Registration Statement also registers reoffers and resales of shares of common stock issuable upon the exercise of options granted under the Plans and the Advisory Agreements that may constitute "restricted securities" under General Instruction C to Form S-8. Such restricted securities may be re-offered and resold on a continuous or delayed basis in the future under Rule 415 under the Securities Act.

This Registration Statement contains two parts. The first part contains a "reoffer" prospectus prepared in accordance with Part I of Form S-3 (in accordance with Instruction C of Form S-8). The second part contains the information required to be in the Registration Statement pursuant to Part II of Form S-8. Pursuant to the Note to Part I of Form S-8, the Plan information called for in Part I of Form S-8 is not required to be filed with the Securities and Exchange Commission (the "Commission"). The Company will deliver to each Plan participant documents containing the information specified in Part I of Form S-8 as required by Rule 428 (b)(1) under the Securities Act.

                               REOFFER PROSPECTUS

                                   TANOX, INC.

                                -----------------

                          22,000 Shares of Common Stock

                                -----------------


This reoffer prospectus (the "Prospectus") relates to 22,000 shares of common stock, par value $.01, of Tanox, Inc. (the "Company"), which may be offered and sold to the public by certain stockholders of the Company (collectively, the "Selling Stockholders"), who have acquired the shares of common stock through the exercise of options granted to them under the Company's 1987 Stock Option Plan (the "1987 Plan"). Our common stock trades on the Nasdaq National Market under the symbol "TNOX." The last reported sale price of our common stock on the Nasdaq National Market on June 7, 2000 was $45.625 per share. The Selling Stockholders may sell their shares at prevailing market prices on the Nasdaq National Market on the date of sale. Each Selling Stockholder shall bear the costs of any brokerage fees or commissions in connection with the sale of his or her shares hereunder.

We will not receive any portion of the proceeds resulting from the sale of the shares offered by the Selling Stockholders. We will pay for certain of the expenses relating to the registration of the shares.

Any sales by the Selling Stockholders will be made subject to certain volume limitations. During any three month period during which this Prospectus is effective, each Selling Stockholder may sell a maximum of the greater of one percent of the outstanding common stock of the Company or the average weekly trading volume of the common stock during the four calendar weeks preceding the date of the sale.

The Selling Stockholders and any broker executing selling orders on behalf of the Selling Stockholders may be deemed to be "underwriters" within the meaning of the Securities Act, in which event commissions received by such broker may be deemed to be underwriting commissions under the Securities Act.

                            -------------------------

INVESTING IN THE COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 6.

                            -------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  The date of this prospectus is June 8, 2000.

                                TABLE OF CONTENTS

                                                                            Page

Where You Can Find More Information......................................      2

Incorporation of Certain Documents by Reference..........................      3

The Company..............................................................      4

Risk Factors.............................................................      6

Forward-Looking Statements...............................................     18

Use of Proceeds..........................................................     18

Selling Stockholders.....................................................     19

Plan of Distribution.....................................................     20

Legal Matters............................................................     20

Experts..................................................................     21

Limitation of Liability and Indemnification Matters......................     21

                       ----------------------------------

We have not authorized any dealer, salesperson or any other person to give any information or to represent anything not contained in this Prospectus. You must not rely on any unauthorized information. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of these securities by any person in any jurisdiction in which it is unlawful for such person to make such offer, solicitation or sale. The information in this Prospectus is correct as of the date hereof and you should not assume that the information contained herein is accurate as of any date other than the date on the front of this Prospectus.

WHERE YOU CAN FIND MORE INFORMATION

This Prospectus is part of a registration statement on Form S-8 (the "Registration Statement") we filed with the Commission under the Securities Act with respect to the shares of common stock offered hereby. This Prospectus does not contain all the information included or incorporated by reference in the Registration Statement and exhibits to the Registration Statement.

We file annual, quarterly and current reports and other information with the Commission. You may access and read our filings, including the complete Registration Statement and all of the exhibits to it, through the Commission's world wide web site at WWW.SEC.GOV. This site contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. You may also inspect without charge and copy at rates prescribed by the Commission any document we file at the Commission's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549.

Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Our shares are quoted on the Nasdaq National Market under the symbol "TNOX."

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents, which have been filed with the Securities and Exchange Commission (the "Commission"), are incorporated by reference herein:

               (a) The Company's final prospectus filed with the Commission pursuant to Rule 424(b) of the Securities Act, in connection with the Registration Statement No. 333-96025 on Form S-1 filed with the Commission on April 10, 2000, together with any and all amendments thereto;

               (b) The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2000;

               (c) The Company's Current Report on Form 8-K, dated June 5, 2000; and

               (d) The description of the Company's common stock contained in the Company's Registration Statement on Form 8-A, filed with the Commission on April 6, 2000, together with all amendments thereto, pursuant to Section 12 of the Exchange Act of 1934 (the "Exchange Act"), as amended.

All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, after the date of this Registration Statement and prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference into this Registration Statement and to be a part hereof from the date of the filing of such documents. Any statement in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

We will provide you at your request, and at no charge to you, any document which we have incorporated into this Prospectus by reference. You may make a request to us at our offices located at 10301 Stella Link, Suite 110, Houston, Texas 77025-5497, to the attention to John Blickenstaff, our corporate secretary. Our telephone number is 713-664-2288.

                                   THE COMPANY

OVERVIEW

Tanox identifies and develops therapeutic monoclonal antibodies to address significant unmet medical needs in the areas of immunology, infectious diseases and cancer. Monoclonal antibodies are genetically engineered antibodies that target a specific foreign substance, or antigen. E25, our most advanced product in development, is an anti-immunoglobulin E, or anti-IgE, antibody. We are developing E25 in collaboration with Novartis Pharma AG and Genentech, Inc. E25 has successfully completed Phase III clinical trials in both allergic asthma and seasonal allergic rhinitis (hay fever). Based on the results of these trials, our collaboration partners filed for marketing approval in the United States, the EU, Switzerland, Australia and New Zealand on June 2, 2000. In addition, we are developing a number of monoclonal antibodies to treat other allergic diseases or conditions, such as severe allergic reactions to peanuts, autoimmune diseases and HIV, and to restore the suppressed immune systems of chemotherapy patients.

MONOCLONAL ANTIBODY THERAPEUTICS

Monoclonal antibodies represent an exciting area of novel therapeutic development. Because of advances in antibody technologies, scientists are now able to develop antibody products that can be administered to patients on a chronic basis with reduced concern for adverse responses by the human immune system. Companies can also manufacture these antibody products more cost-effectively. As a result, a large number of monoclonal antibodies are now in clinical and preclinical development. According to an industry survey, 74 out of 350, or 21% of all, biotechnology medicines in clinical trials in 1998 were antibodies. The FDA has approved eight therapeutic antibodies, six of them in the last three years. In 1999, total sales of these products exceeded $1.3 billion.

OUR PRODUCTS IN DEVELOPMENT

E25. In 1987, we discovered a novel approach for treating allergies and asthma by using monoclonal antibodies to inhibit IgE. E25, a product based on this discovery, is a humanized (human-like) anti-IgE monoclonal antibody in development for allergic asthma and allergic rhinitis. We estimate that, in the United States, allergic asthma afflicts approximately 11 million people, and allergic rhinitis afflicts approximately 40 million people, of whom approximately 32 million are seasonal sufferers. A pivotal Phase III clinical trial and a pivotal Phase IIb clinical trial have demonstrated E25's ability to prevent or reduce symptoms of seasonal allergic rhinitis. Two Phase III clinical trials in allergic asthma have demonstrated E25's ability to reduce symptoms related to asthma. Clinicians who participated in the studies presented the results of those trials at the American Academy of Allergy Asthma and Immunology in March 2000. As mentioned above, Novartis and Genentech filed for marketing approval for both indications in the United States, the EU, Switzerland, Australia and New Zealand on June 2, 2000.

OTHER PRODUCT CANDIDATES. Using our comprehensive understanding of the human immune system, we are building a diverse pipeline of monoclonal antibody product candidates. In addition to E25, we have two other products in clinical development and we are evaluating several product candidates in preclinical and research studies.

     o HU-901 is a humanized anti-IgE monoclonal antibody similar to E25 that is in a Phase I/II trial to test its effectiveness in reducing severe allergic reactions to peanuts. According to a recently published survey, peanut or tree nut (e.g., walnut, almond and cashew) allergy affects about 3 million people in the United States. If our clinical trial indicates that Hu-901 reduces sensitivity to peanuts, we may also investigate its benefit to patients with other food allergies. Novartis and Genentech are currently disputing our right to independently develop this product.

     o 5D12 is an anti-CD40 monoclonal antibody that we are developing to treat autoimmune diseases. We are currently conducting a Phase I/II trial in patients with Crohn's disease. We expect the results of this trial to play an important role in determining clinical indications that we intend to pursue with this product. We have exclusive rights to 5D12 in Europe and Japan under a license from Chiron Corporation. We believe potential autoimmune disease indications, such as Crohn's disease, rheumatoid arthritis, multiple sclerosis and psoriasis, represent significant market opportunities in Europe and Japan.

     o 5A8 is an anti-CD4 antibody that is in preclinical development for treating HIV.

     o 166-32 is a complement factor D inhibiting antibody in research for treating acute inflammation.

     o 163-93 is an anti-G-CSF receptor activating antibody in research for treating neutropenia, or suppression of the immune system caused by depletion of white blood cells during chemotherapy.

OUR STRATEGY

Our objective is to leverage our expertise in monoclonal antibodies and our understanding of the human immune system to advance our product pipeline and become a profitable biopharmaceutical company. We intend to accomplish this through the following strategic initiatives:

     o continuing to identify and develop novel monoclonal antibodies using our demonstrated expertise in immunology and monoclonal antibody technology;

     o maximizing the market opportunity for anti-IgE antibodies by exploring indications beyond allergic asthma and seasonal allergic rhinitis;

     o expanding our product pipeline through attractive acquisition and in-licensing opportunities;

     o forming strategic collaborations to complement our research and development resources and enhance the value of our product development programs; and

     o capturing additional value from our pipeline by retaining marketing rights for products that we can effectively sell using a small, targeted sales force.

OTHER INFORMATION

We were incorporated in Texas in March 1986 and we reincorporated in Delaware in January 2000. Our corporate headquarters, manufacturing facility and principal research laboratories are located at 10301 Stella Link, Houston, Texas 77025-5497 and our telephone number is 713-664-2288. Tanox(R) and our logo are our registered service marks.

                                  RISK FACTORS

YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS AND OTHER INFORMATION IN THIS PROSPECTUS BEFORE DECIDING TO INVEST IN OUR COMMON STOCK.

WE HAVE A HISTORY OF NET LOSSES; WE EXPECT TO CONTINUE TO INCUR NET LOSSES AND WE MAY NEVER ACHIEVE OR MAINTAIN PROFITABILITY.

We have incurred net losses since our inception. As of December 31, 1999, we had an accumulated deficit of approximately $30.5 million, including a net loss of approximately $23.3 million for the year ended December 31, 1999. Our losses have primarily been the result of costs incurred in our research and development programs and from our general and administrative costs.

We have not earned any revenues from commercial sales of any of our therapeutic products, and we do not expect sales to commence until at least 2001, if at all. We have funded our operations principally from licensing fees and milestone payments under our current or former collaborations and private placements of our common stock. We expect to continue to incur substantial operating losses for the foreseeable future, particularly as we increase our research and development, manufacturing, clinical trial and administrative activities. We expect that losses will continue until such time, if ever, that we are able to generate sufficient revenue from milestone payments and royalties on our lead product candidate, E25, to cover our expenses.

Our ability to achieve and maintain long term profitability depends to a significant extent on obtaining regulatory approval for and successfully commercializing E25, and also on successfully completing preclinical and clinical trials, obtaining required regulatory approvals and successfully developing, manufacturing and marketing our other current and future product candidates. We cannot assure you that we will be able to achieve any of the foregoing or that we will be profitable even if we successfully commercialize our products.

IF WE DO NOT RECEIVE REGULATORY APPROVALS FOR E25, WE WOULD BE SIGNIFICANTLY HARMED AND OUR STOCK PRICE WOULD DROP SHARPLY.

E25 is our lead product candidate. Our success will depend, to a great degree, on the success of E25. In order to successfully commercialize E25, our collaborators, Novartis and Genentech, must be able to, among other things, obtain regulatory approvals for E25.

Neither the U.S. Food and Drug Administration, or FDA, nor any European regulatory agency, has approved E25. Novartis and Genentech filed a biologics license application, or BLA, for E25 in the United States, the EU, Switzerland, Australia and New Zealand on June 2, 2000. We cannot assure you that the FDA or other regulatory authorities will accept these filings, that E25 will be approved in a timely manner or that it will be approved at all.

If our collaborators fail to successfully obtain regulatory approvals for E25, our business, financial condition and results of operations will be materially harmed. Moreover, since E25 is our most advanced product candidate, a setback of this nature would cause a sharp drop in our stock price. Failure of our E25 program could also reflect adversely on our Hu-901 program, which is also based on anti-IgE technology.

FAILURE TO RECEIVE MARKET ACCEPTANCE FOR AND SUCCESSFULLY COMMERCIALIZE E25 WOULD HAVE A SIGNIFICANT ADVERSE EFFECT ON US.

Even if the FDA approves E25, we cannot be certain that physicians, patients, insurers or other third-party payors will accept E25 as a treatment for its approved indications in the United States or in any foreign markets. A number of factors may affect the rate and level of E25's market acceptance including:

     o    regulatory developments related to manufacturing or using E25;

     o    E25's price relative to other products or competing treatments;

     o the effectiveness of Novartis' and Genentech's sales and marketing efforts;

     o the perception by physicians and other members of the healthcare community of E25's safety, efficacy and benefits compared to those of competing products or therapies;

     o the willingness of physicians to adopt a new allergy treatment regimen;

     o    the availability of third-party reimbursement; and

     o unfavorable publicity concerning E25 or comparable products or therapies.

If E25 is not accepted as a safe and effective drug and we are unable to successfully commercialize it, our business, financial condition and results of operations will be materially harmed.

FAILURE BY NOVARTIS OR GENENTECH TO DEVELOP, OBTAIN REGULATORY APPROVAL FOR, MANUFACTURE, MARKET OR DISTRIBUTE E25 OR OTHER ANTI-IGE PRODUCTS MAY DELAY OR SIGNIFICANTLY IMPAIR OUR ABILITY TO GENERATE REVENUES.

Under the terms of our collaboration agreements, Novartis and Genentech are responsible for developing, obtaining regulatory approval for, manufacturing, marketing and distributing E25 and other anti-IgE products that the collaboration may select for development. We expect for the extended future that Novartis and Genentech will manufacture, market and distribute E25 and other selected anti-IgE products, if the FDA approves any of these products. We also rely on Novartis and Genentech for significant financial and technical contributions to develop products covered by our collaboration agreements. Our ability to profit from these products depends on Novartis' and Genentech's performance under their agreements with us. We cannot control the amount and timing of resources Novartis and Genentech will devote to any of our products. If Novartis or Genentech experiences manufacturing or distribution difficulties, does not actively market E25 or other selected anti-IgE products or does not otherwise perform under our collaboration agreements, our potential for revenue from those products will be dramatically reduced. Novartis and Genentech may terminate our collaboration agreements on short notice. If Novartis or Genentech terminates our collaboration, we would experience increased capital requirements to undertake development and marketing at our expense, and we cannot assure you that we would be able to develop E25 or our other anti-IgE products on our own.

FAILURE BY OUR FUTURE COLLABORATION PARTNERS TO DEVELOP, MANUFACTURE, MARKET OR DISTRIBUTE OUR OTHER PRODUCTS MAY DELAY OR SIGNIFICANTLY IMPAIR OUR ABILITY TO GENERATE REVENUES OR OTHERWISE MATERIALLY HARM OUR PROFITABILITY.

We will rely on other collaboration partners to develop, manufacture, commercialize, market and distribute our other products. Many of our competitors are similarly seeking to develop or expand their collaboration and license arrangements with pharmaceutical companies. The success of these efforts by our competitors could have an adverse impact on our ability to form future collaboration arrangements. We cannot assure you that we will be able to negotiate acceptable collaboration agreements in the future or that efforts under any collaboration agreements will succeed. To the extent that we choose not to or are unable to enter into future collaboration agreements, we would experience increased capital requirements to undertake research, development and marketing at our own expense. In addition, we may encounter significant delays in introducing our product candidates or find that the absence of these collaboration agreements adversely affects our ability to develop, manufacture or sell our product candidates.

Our reliance on collaboration partners poses the following additional risks:

     o disputes with our partners may arise, delaying or terminating our product candidates' research, development or commercialization or resulting in significant litigation or arbitration;

     o contracts with our partners may fail to provide significant protection or may become unenforceable if one of these partners fails to perform;

     o our partners may not commit enough capital or other resources to successfully develop our products;

     o our partners may not continue to develop and commercialize products resulting from our collaborations; and

     o our partners with marketing and distribution rights to one or more of our products may not commit enough resources to marketing and distributing our products.

If any of these risks occur, our product development and productivity may suffer, and our business, financial condition and results of operations would be materially harmed.

WE ARE INVOLVED IN LITIGATION AND ARBITRATION PROCEEDINGS WITH NOVARTIS AND GENENTECH THAT MAY BE VERY COSTLY TO US AND COULD CAUSE US TO LOSE OUR RIGHTS TO INDEPENDENTLY DEVELOP PRODUCTS.

We are a party to arbitrations and a related federal district court lawsuit with our collaboration partners Novartis and Genentech, relating to our rights to develop Hu-901 and other anti-IgE antibodies independently of our collaboration with Novartis and Genentech. Novartis and Genentech are disputing our right to pursue development of Hu-901 independently and are claiming that we are using their unspecified confidential and proprietary information that we have no right to use.

If we do not succeed in these proceedings, we could incur substantial damages that would harm our financial position and we could lose our rights to independently develop products covered by the collaboration, including Hu-901. Even if we succeed, we may not be able to secure any recovery or develop anti-IgE products independently of the collaboration. In either case, we expect these proceedings to consume substantial amounts of our financial and managerial resources. Further, because of the substantial amount of discovery required in connection with this type of litigation, there is a risk that disclosure might compromise some of our confidential information.

NONE OF OUR PRODUCTS HAVE RECEIVED REGULATORY APPROVAL. IF WE DO NOT RECEIVE AND MAINTAIN REGULATORY APPROVALS, WE WILL NOT BE ABLE TO MARKET OUR PRODUCTS.

Neither the FDA, nor any regulatory authority, has approved any of our products, including E25. We must receive FDA approval to manufacture and market our products in the United States. Other countries have similar requirements.

The process that pharmaceutical products must undergo to receive this approval is extensive, and includes preclinical testing and clinical trials to demonstrate safety and efficacy and a review of the manufacturing process to ensure compliance with good manufacturing practices. This process can last many years, be very costly and still be unsuccessful. The FDA can delay, limit or not grant approval for many reasons, including:

     o    a product candidate may not be safe or effective;

     o FDA officials may interpret data from preclinical testing and clinical trials in different ways than we interpret it;

     o the FDA might not approve our manufacturing processes or facilities or the processes or facilities of our collaboration partners;

     o    the FDA may change its approval policies or adopt new regulations; and

     o the FDA may approve a product candidate for fewer than all the indications requested.

The process of obtaining approvals in foreign countries is subject to delay and failure for the same reasons. Any delay in or failure to receive approval for any of our products could materially harm our business, financial condition and results of operations.

Our products other than E25 require significant additional laboratory development and/or clinical trials prior to commercialization. We may not successfully develop products in research and development and our products may not meet applicable regulatory standards or obtain required regulatory approvals.

Approval of a product candidate could also depend on post-marketing studies. In addition, any marketed product and its manufacturer continue to be subject to strict regulation after approval. Any unforeseen problems with an approved product or any violation of regulations could result in restrictions on the product, including its withdrawal from the market. Delays in receiving or failing to receive regulatory approvals, or losing previously received approvals, would delay or prevent product commercialization, which would adversely affect our business, financial condition and results of operations.

WE ARE INVOLVED IN LEGAL PROCEEDINGS WITH OUR FORMER ATTORNEYS THAT MAY BE VERY COSTLY TO US.

We have been involved in an arbitration regarding a fee dispute with our former attorneys who represented us in our 1993 lawsuit against Genentech and F. Hoffman-La Roche, Ltd. and its affiliates, and a 1994 lawsuit filed against us by Genentech. The arbitration panel issued an award which entitled those attorneys to receive approximately $3.5 million, including interest, payments ranging from 33 1/3% to 40% of any future milestone payments received by us from Genentech following product approval and 10% of the royalties that we receive on sales of anti-IgE products. We sought a court order vacating the arbitration award. However, a judgment was entered confirming the award. We intend to pursue all available remedies, including appealing the decision.

We may not be successful in this proceeding. If this proceeding continues to result in decisions unfavorable to us, we could lose substantial value from our collaboration with Novartis and Genentech which could negatively affect our stock price and harm our business, financial condition and results of operations. Whether or not we are successful in this proceeding, we expect it to consume substantial amounts of our financial and managerial resources.

OUR PRECLINICAL AND CLINICAL TESTING RESULTS ARE UNCERTAIN. IF TRIAL RESULTS ARE NEGATIVE, WE MAY BE FORCED TO STOP DEVELOPING PRODUCTS IMPORTANT TO OUR FUTURE.

We must demonstrate through preclinical studies and clinical trials that our products are safe and effective for use in each target indication before we can obtain regulatory approvals to sell our products commercially. These studies and trials may be very costly and time consuming. The results of preclinical studies and initial clinical trials of our products do not necessarily predict the results from later-stage clinical trials. Drugs in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through initial clinical testing. We cannot assure you that the data collected from clinical trials of our products will be sufficient to support FDA or other regulatory approval.

The speed with which we are able to enroll patients in clinical trials is an important factor in determining how quickly we may complete clinical trials. Many factors affect patient enrollment, including the size of the patient population, the proximity of patients to clinical sites and the eligibility criteria for the study. We may target our clinical trial protocols at indications that have small patient populations, which may make it difficult for us to enroll enough patients to complete the trials. Delays in patient enrollment in the trials may result in increased costs, program delays, or both, which could slow down our product development and approval process, and could materially harm our business.

Administering any product we develop to humans may produce undesirable side effects. These side effects could interrupt or delay clinical trials of products and could result in the FDA or other regulatory authorities denying approval of our products for any or all targeted indications. The FDA, other regulatory authorities or we may suspend or terminate clinical trials at any time. Even if we receive FDA and other regulatory approvals, our products may later exhibit adverse effects that limit or prevent their widespread use or that force us to withdraw those products from the market. We cannot assure you that any of our products will be safe for human use.

WE HAVE LIMITED EXPERIENCE AND CAPABILITY IN MANUFACTURING AND MAY ENCOUNTER MANUFACTURING PROBLEMS OR DELAYS THAT COULD RESULT IN LOST REVENUE.

To commercialize our products successfully, we and our collaboration partners must manufacture our products in commercial quantities in compliance with regulatory requirements and at an acceptable cost. If the manufacturing facilities used to produce our products cannot pass a pre-approval or periodic plant inspection, the FDA may not approve our products or it may delay or bar their sale. Although we expect Novartis and Genentech to manufacture E25 and other anti-IgE products that our collaboration develops, if the FDA and other regulatory authorities approve these products, we have reserved the right to manufacture up to 50% of the worldwide requirements for these products. We currently have a process development and manufacturing facility for biological products located in Houston, Texas. However, we have no experience in manufacturing commercial quantities of antibodies and currently have limited manufacturing capacity. In order to obtain regulatory approvals and to create capacity to produce our products in sufficient quantities for commercial sale at an acceptable cost, we will have to develop or acquire additional technology for large scale manufacturing and build or otherwise obtain access to adequate facilities, which will require substantial additional funds. We will also be required to demonstrate to the FDA and corresponding foreign authorities our ability to manufacture our products using controlled, reproducible processes. We cannot assure you that we can develop the necessary manufacturing technology or that we will be able to fund or build an adequate commercial manufacturing facility necessary to obtain regulatory approvals and to produce adequate commercial supplies of our potential products on a timely basis. We cannot assure you that we, operating alone or with the assistance of others, will be able to successfully make the transition to commercial production.

WE LACK SALES AND MARKETING EXPERIENCE, WHICH MAKES US DEPEND ON THIRD PARTIES FOR THEIR EXPERTISE IN THIS AREA.

If we receive the required regulatory approvals, we expect to market and sell our products principally through distribution, co-marketing, co-promotion or licensing arrangements with third parties. Under our current collaboration agreement, Novartis and Genentech have exclusive marketing rights to E25 and other selected anti-IgE products. However, commercialization rights may revert back to us if either we or our collaborators terminate our relationship. We currently have no sales, marketing or distribution capabilities. Any revenues we receive from our E25 collaboration will depend primarily on the efforts of our collaboration partners. We intend to retain marketing rights in the United States and selected Asian countries for products that we can develop and sell effectively with a small, targeted sales force. If we elect to market products directly, we would require significant additional expenditures and management resources to develop an internal sales force. We cannot assure you that we would be able to establish a successful sales force should we choose to do so.

WE FACE INTENSE COMPETITION AND RAPID TECHNOLOGICAL CHANGE THAT COULD RESULT IN PRODUCTS THAT ARE SUPERIOR TO THE PRODUCTS WE ARE DEVELOPING.

The biotechnology and pharmaceutical industries are subject to rapid and significant technological change. We have numerous competitors in the United States and abroad, including, among others, major pharmaceutical and chemical companies, specialized biotechnology firms, universities and other research institutions. These competitors may develop technologies and products that are more effective or less costly than any of our current or future products or that could render our technologies and products obsolete or noncompetitive. Many of these competitors have substantially more resources and product development, production and marketing capabilities than we do. In addition, many of our competitors have significantly greater experience than we do in undertaking preclinical testing and clinical trials of new or improved pharmaceutical products and obtaining FDA and other regulatory approvals of products for use in health care. If we succeed in achieving significant commercial sales of our products, we also will be competing in manufacturing efficiency and marketing capability, areas in which we have limited or no experience. Furthermore, our competitors may obtain FDA approval for products sooner and be more successful in manufacturing and marketing their products than are we or our collaborators.

Products currently exist in the market that will compete directly with the products that we seek to develop. Any product candidate that we develop and that obtains regulatory approval must then compete for market acceptance and market share. Our product candidates may not gain market acceptance among physicians, patients, healthcare payors and the medical community. Significant factors in determining whether we will be able to compete successfully include:

     o    efficacy and safety of our products;

     o    timing and scope of regulatory approval;

     o    product availability;

     o    potential advantages over alternative treatment methods;

     o development, marketing, distribution and manufacturing capabilities and support of our collaborators;

     o    reimbursement coverage from insurance companies and others;

     o    price and cost-effectiveness of our products; and

     o    patent protection.

If our products are not competitive based on these or other factors, our business, financial condition and results of operations will be materially harmed.

WE DEPEND ON OUR PATENTS AND PROPRIETARY RIGHTS. THE VALIDITY, ENFORCEABILITY AND COMMERCIAL VALUE OF THESE RIGHTS ARE HIGHLY UNCERTAIN.

Our success depends in part on obtaining, maintaining and enforcing patents, licensing the rights to patents and patent applications owned by others, maintaining trade secrets and operating without infringing on the proprietary rights of third parties. While we file and prosecute patent applications to protect our inventions, our pending patent applications may not result in the issuance of valid patents and our issued patents may not provide competitive advantages. Also, our patent protection may not prevent others from developing competitive products using related technology. We cannot assure you that pending patent applications licensed to us will result in patents being issued or that, if issued, the patents will give us an advantage over competitors with similar technology.

We own and have licenses to certain issued patents. The patents we own that are most material to our business are five U.S. patents and six foreign patents relating to anti-IgE antibodies. However, the patent position of biotechnology and pharmaceutical firms is highly uncertain and involves many complex legal and technical issues. There is no clear policy involving the breadth of claims allowed or the degree of protection afforded under such patents. Issued patents can be challenged in litigation in the courts and in proceedings in the patent and trademark office in the United States and in courts and patent offices in foreign countries. Issuance of a patent is not conclusive as to its validity, enforceability or the scope of its claim. We cannot assure you that our patents will not be successfully challenged as to enforceability, invalidated or limited in the scope of their coverage. Moreover, litigation to uphold the validity of patents and to prevent infringement can be very costly and can result in diverting technical and management personnel's time and attention, which may materially harm our business, financial condition and results of operations. If the outcome of litigation is adverse to us, third parties may be able to use our patented technology without paying us. Moreover, we cannot assure you that our patents will not be infringed or successfully avoided through design innovation. Any of these events may materially and adversely effect our business.

There may be patent rights belonging to others that require us to alter our products, pay licensing fees or cease certain activities. If our products conflict with patent rights of others, the owners of those patent rights could bring legal actions against us claiming damages and seeking to stop us from manufacturing and marketing the affected products. If these legal actions are successful, in addition to any potential liability for damages, we could be required to obtain a license in order to continue to manufacture or market the affected products. We cannot assure you that we would prevail in any such action or that any license required under any such patent would be made available on acceptable terms or at all. Any of these events may materially harm our business, financial condition and results of operations.

Researching, developing and commercializing a biopharmaceutical product often involves alternative development and optimization routes that are presented at various stages in the development process. We cannot predict the preferred routes at the outset of a research and development program, because they will depend on subsequent discoveries and test results. There are numerous third-party patents in our field, and it is possible that, to pursue the preferred development route of one or more of our products, we will need to obtain a license to a patent, which would decrease the ultimate profitability of the applicable product. If we cannot negotiate a license, we might have to pursue a less desirable development route or terminate the program altogether.

We are aware that other groups have claimed discoveries similar to those covered by our patent applications. In addition, other companies, some of which may be our competitors, have filed applications for or have been issued patents and may obtain additional patents and proprietary rights relating to products or processes used in, necessary to, competitive with or otherwise related to our patents and products. These products and processes include, among other items, patents covering technology relating to humanized monoclonal antibodies that we anticipate developing. Protein Design Labs, Inc. owns certain patents and patent applications relating to such humanized antibodies. We have recently taken a non-exclusive license to these patents and patent applications for one of our products. We do not know if we can obtain licenses from Protein Design Labs for our other antibody products.

We must make substantial cash payments and achieve certain milestones and satisfy certain conditions, including filing investigational new drug applications, obtaining product approvals and introducing products, to maintain our rights under certain of our licenses, including our licenses from Chiron and Biogen, Inc. We cannot assure you that we will be able to maintain our rights under these licenses. If any of these licenses terminate, we may be unable to commercialize any related product.

In addition to the intellectual property rights described above, we also rely on unpatented technology, trade secrets and confidential information. We cannot assure you that others will not independently develop substantially equivalent information and techniques or otherwise gain access to our technology or disclose such technology, or that we can effectively protect our rights in unpatented technology, trade secrets and confidential information. We require each of our employees, consultants and advisors to execute a confidentiality agreement at the commencement of an employment or consulting relationship with us. We cannot assure you, however, that these agreements will provide effective protection if an unauthorized use or disclosure of this confidential information occurs.

WE MAY EXPERIENCE DIFFICULTIES IN MANAGING GROWTH, WHICH COULD MATERIALLY HARM OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

If our product development efforts and the product development efforts of our collaborators succeed, our growth could strain our operations, product development and other managerial and operating resources. Future growth will impose significant added responsibilities on members of management, including the need to identify, recruit, maintain and integrate additional employees, including management. In the future, our financial performance and our ability to compete effectively will depend, in part, on our ability to manage any future growth effectively. To that end, we must be able to:

     o    manage our research and development efforts effectively;

     o expand the capacity, scalability and performance of our product development infrastructure;

     o develop our administrative, accounting and management information systems and controls;

     o improve coordination among our research, accounting, finance, marketing and operations personnel; and

     o    hire and train additional qualified personnel.

We cannot assure you that we will be able to accomplish these tasks, and our failure to accomplish any of these tasks could materially harm our business, financial condition and results of operations.

FAILURE TO ATTRACT AND RETAIN KEY PERSONNEL AND PRINCIPAL MEMBERS OF OUR SCIENTIFIC AND MANAGEMENT STAFF COULD MATERIALLY HARM OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Our success depends greatly on our abilities to attract and retain qualified scientific and technical personnel, as well as to retain the services of our existing technical management staff. To expand our research and development programs and pursue our product development plans, we will be required to hire additional qualified scientific and technical personnel, as well as personnel with expertise in clinical testing and government regulation. There is intense competition for qualified staff, and we cannot assure you that we will be able to attract and retain the necessary qualified staff to develop our business. The failure to attract and retain key scientific and technical personnel and management staff or the loss of any of our current management team could materially harm our business and financial condition. We do not maintain, and do not currently intend to obtain, key employee global life insurance on any of our personnel.

WE MAY NEED ADDITIONAL FINANCING, BUT OUR ACCESS TO CAPITAL FUNDING IS
UNCERTAIN.

Our current and anticipated development projects require substantial additional capital. We expect that the net proceeds from this offering, together with our existing assets and revenue from operations, will sufficiently fund our operations for the next three years. However, our future capital needs will depend on many factors, including successfully commercializing E25, receiving milestone payments from our collaboration partners, and making progress in our research and development activities. Our success may also depend on the magnitude and scope of these activities, the progress and level of unreimbursed costs associated with preclinical studies and clinical trials, the costs associated with acquisitions, the costs of preparing, filing, prosecuting, maintaining and enforcing patent claims and other intellectual property rights, competing technological and market developments, changes in or terminations of existing collaboration and licensing arrangements, the establishment of additional collaboration and licensing arrangements, and the cost of manufacturing scale-up and development of marketing activities, if undertaken by us. We do not have committed external sources of funding and we cannot assure you that we will be able to obtain additional funds on acceptable terms, if at all. If adequate funds are not available, we may be required to:

     o delay, reduce the scope of or eliminate one or more of our development programs;

     o obtain funds through arrangements with collaboration partners or others that may require us to relinquish rights to technologies, product candidates or products that we would otherwise seek to develop or commercialize ourselves; or

     o license rights to technologies, product candidates or products on terms that are less favorable to us than might otherwise be available.

If we raise additional funds by issuing additional stock, further dilution to our stockholders may result, and new investors could have rights superior to existing stockholders. If funding is insufficient at any time in the future, we may be unable to develop or commercialize our products, take advantage of business opportunities or respond to competitive pressures.

WE ARE SUBJECT TO THE UNCERTAINTY RELATED TO REIMBURSEMENT POLICIES AND HEALTHCARE REFORM MEASURES.

In recent years, there have been numerous proposals to change the healthcare system in the United States. Some of these proposals have included measures that would limit or eliminate payments for medical procedures and treatments or subject pharmaceutical product pricing to government control. In addition, as a result of the trend towards managed healthcare in the United States, as well as legislative proposals to reduce government insurance programs, third-party payors are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement of new drug products. Consequently, significant uncertainty exists as to the reimbursement status of newly-approved healthcare products. If we or any of our collaborators succeed in bringing one or more of our products to market, we cannot assure you that third-party payors will establish and maintain price levels sufficient for us to realize an appropriate return on our investment in product development. Significant changes in the healthcare system in the United States or elsewhere, including changes resulting from adverse trends in third-party reimbursement programs, could materially reduce our profitability. Such changes could also significantly harm our ability to raise the capital we would need to continue our operations. Furthermore, if these proposals affect our collaborators, the proposals may harm our ability to commercialize the products we develop jointly with them.

WE ARE EXPOSED TO PRODUCT LIABILITY CLAIMS, AND IT IS UNCERTAIN THAT WE CAN OBTAIN INSURANCE AGAINST THESE CLAIMS AT A REASONABLE RATE IN THE FUTURE.

Our business exposes us to potential product liability risks, which are inherent in testing, manufacturing, marketing and selling pharmaceutical products. We may be held liable if any product we develop, or any product that uses or incorporates any of our technologies, causes injury or is found otherwise unsuitable during product testing, manufacturing, marketing or sale. We cannot assure you that we will be able to avoid product liability exposure. Product liability insurance for the biopharmaceutical industry is generally expensive, if available at all. We have obtained product liability insurance coverage in the amount of $5.0 million per occurrence, subject to a $5.0 million aggregate limitation. However, we cannot assure you that our present insurance coverage is now or will continue to be adequate. In addition, some of our license and collaboration agreements require us to obtain product liability insurance. Future license and collaboration agreements may also include such a requirement. We cannot assure you that we can obtain adequate insurance coverage at a reasonable cost in the future. Our inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or inhibit us or our collaborators from commercializing our products. If we are sued for any injury caused by our products, our liability could exceed our total assets.

WE DEAL WITH HAZARDOUS MATERIALS AND MUST COMPLY WITH ENVIRONMENTAL LAWS AND REGULATIONS, WHICH CAN BE EXPENSIVE AND RESTRICT HOW WE DO BUSINESS.

Our research and development work and manufacturing processes involve the controlled use of hazardous materials, including chemical, radioactive and biological materials. Our operations also produce hazardous waste products. We are subject to federal, state and local laws and regulations governing how we use, manufacture, store, handle and dispose of these materials. Although we believe that we comply in all material respects with applicable environmental laws and regulations, we cannot assure you that we will not incur significant costs to comply with environmental laws and regulations in the future. In addition, current or future environmental laws and regulations may impair our research, development or production efforts.

WE COULD BE LIABLE FOR DAMAGES, PENALTIES OR OTHER FORMS OF CENSURE IF WE ARE INVOLVED IN A HAZARDOUS WASTE SPILL OR OTHER ACCIDENT.

Despite precautionary procedures that we implement for handling and disposing of hazardous materials, we cannot eliminate the risk of accidental contamination or discharge or any resultant injury from these materials. If a hazardous waste spill or other accident occurs, we could be liable for damages, penalties or other forms of censure. In addition, we may be sued for injury or contamination that results from our use or the use by third parties of these materials, and our liability could exceed our total assets.

OUR EXECUTIVE OFFICERS AND DIRECTORS OWN A LARGE PERCENTAGE OF OUR VOTING STOCK AND WILL CONTINUE TO CONTROL OUR COMPANY AND THE OUTCOME OF MATTERS PUT TO A VOTE OF STOCKHOLDERS AFTER THIS OFFERING.

Our executive officers and directors and their affiliates will, in the aggregate, own shares representing approximately 35% of our outstanding common stock. As a result, these stockholders, acting together, will significantly influence our general management and affairs, and all matters submitted to our stockholders for approval, including electing directors and approving changes in control. Such control could discourage others from initiating potential merger, takeover or other change of control transactions, and may adversely affect the market price of our common stock.

OUR AMENDED AND RESTATED CERTIFICATE OF INCORPORATION AND BYLAWS AND DELAWARE LAW CONTAIN CERTAIN PROVISIONS THAT COULD DELAY OR PREVENT A TAKEOVER AND SUPPRESS OUR STOCK PRICE.

Provisions of our amended and restated certificate of incorporation, bylaws and Delaware law could delay, defer or prevent a third party from acquiring us, despite the possible benefit to our stockholders, or otherwise adversely affect the price of our common stock.

These provisions include:

     o the ability of our board of directors to issue shares of preferred stock and to determine the price and other terms, including preferences and voting rights, of those shares without stockholder approval;

     o    a staggered board of directors;

     o    a limitation on who may call special meetings of stockholders; and

     o advance notice requirements for nomination for election to the board of directors or for proposing matters that stockholders may act on at stockholder meetings.

In addition to these provisions, we are subject to certain Delaware laws, including one that prohibits us from engaging in a business combination with any interested stockholder for a period of three years from the date the person became an interested stockholder unless certain conditions are met. We may also adopt a shareholder rights plan or "poison pill" after this offering. All of this may discourage potential takeover attempts, discourage bids for our common stock at a premium over market price or adversely affect the market price of, and the voting and other rights of the holders of, our common stock.

MARKET VOLATILITY MAY AFFECT OUR STOCK PRICE AND THE VALUE OF YOUR INVESTMENT MAY BE SUBJECT TO SUDDEN DECREASES.

The trading price for our common stock is likely to be volatile. Prices for our common stock will be determined in the marketplace and may be influenced by many factors, including variations in our financial results, changes in earnings estimates by industry research analysts, investors' perceptions of us and our financial prospects, results of the governmental approval process for our products, results of clinical trials, changes in government regulations, developments in our relationships with our collaboration partners, developments in our litigation, announcements of new products, technologies or treatments by us or our competitors and general economic, industry and market conditions. In addition, the stock markets from time to time have experienced extreme price and volume fluctuations. In particular, the market prices of the securities of biotechnology companies have been especially volatile, and often these fluctuations do not relate to operating performance. These broad fluctuations may adversely affect the trading price of our common stock, regardless of our actual operating performance.

In the past, following periods of market volatility, security holders have instituted class action litigation. If the market value of our stock experiences adverse fluctuations and we become involved in this type of litigation, we could incur substantial legal costs and management's attention could be diverted, which could materially harm our business or the market price of our common stock.

SALES OF COMMON STOCK MAY HAVE AN ADVERSE IMPACT ON THE MARKET PRICE OF OUR COMMON STOCK.

Sales of significant amounts of our common stock or the perception that such sales will occur could adversely affect the market price of common stock or our future ability to raise capital by selling equity securities.

We currently have outstanding 42,568,640 shares of common stock. Of these shares, the 8,568,000 shares of common stock sold in our initial public offering are freely tradable without restriction under the Securities Act, unless purchased by our "affiliates" as defined in Rule 144 under the Securities Act. In addition, 2,752,887 shares currently outstanding were issued upon exercise of options under the 1987 Plan, the Company's 1992 Non-Employee Directors' Plan, 1997 Stock Option Plan and 2000 Non-Employee Directors' Plan (the "Stock Option Plans") and written compensatory agreements that the Company has with consultants (the "Advisory Agreements"), and 2,578,973 shares are issuable upon exercise of outstanding options. The Form S-8 Registration Statement of which this reoffer prospectus is a part covers 22,000 shares of common stock already issued under the 1987 Plan and shares issuable upon exercise of options granted under the Stock Option Plans and the Advisory Agreements. As a result, those shares will be freely tradable under the Securities Act subject to the volume restrictions of Rule 144(e) under the Securities Act which remain in effect until the Company satisfies the registrant requirements for Form S-3. The balance of our outstanding common stock will be "restricted securities" under the Securities Act, subject to restrictions on the timing, manner and volume of sales of these shares.

In connection with our initial public offering, our officers, directors, employees and stockholders who together own 32,379,399 shares of our common stock and options to purchase an additional 2,354,793 shares of common stock agreed not to sell or otherwise dispose of any shares of our common stock prior to October 4, 2000, other than shares acquired in the initial public offering. The lock-up restrictions may be waived by the underwriters of our initial public offering at any time without any notice to us, our stockholders or to the public in general. The underwriters waived the lock-up restrictions for the Selling Stockholders, as to the 22,000 shares being offered hereby, to facilitate payment of income taxes incurred in connection with the exercise of stock options.

Since many of the shares that are not currently freely tradable were purchased at prices substantially below current market prices, we believe a significant number of these shares may be sold when eligible for resale.

                           FORWARD-LOOKING STATEMENTS

Some of the information in this Prospectus contains forward-looking statements. You can find these statements under "The Company," "Risk Factors," "Use of Proceeds," and elsewhere in this Prospectus.

We typically identify forward-looking statements by using terms such as "may," "will," "should," "could," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," or similar words, although we express some forward-looking statements differently. You should be aware that actual events could differ materially from those suggested in the forward-looking statements due to a number of factors, including:

     o    the ability to develop safe and efficacious drugs;

     o    failure to achieve positive results in clinical trails;

     o    failure to successfully commercialize our products;

     o    relationships with our collaboration partners;

     o    variability of royalty, license and other revenues;

     o    ability to enter into future collaboration agreements;

     o    competition and technological change; and

     o    existing and future regulations affecting our business.

You should also consider the statements under "Risk Factors" and other sections of this Prospectus, which address additional factors that could cause our actual results to differ from those set forth in the forward-looking statements.

                                 USE OF PROCEEDS

We will bear the expenses incurred in connection with this offering, except for fees of counsel for the Selling Stockholders (if any) and any discounts or commissions payable with respect to sales of the common stock. We will not receive any proceeds from the sale of the common stock by the Selling Stockholders.

                              SELLING STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock as of June 7, 2000 by each of the Selling Stockholders. Beneficial ownership is determined according to the rules of the Commission, and generally means that a person has beneficial ownership of a security if he or she possesses sole or shared voting or investment power of that security, and includes options that are currently exercisable or exercisable within 60 days. Each Selling Stockholder has furnished us information with respect to beneficial ownership. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed below, based on the information that each of them has given to us, have sole investment and voting power with respect to their shares, except where community property laws may apply.

The shares of common stock that are being offered by this Prospectus have been acquired by the Selling Stockholders pursuant to the exercise of options granted by us under the 1987 Plan. Both of the Selling Stockholders have entered into lock-up agreements with the underwriters under which they agreed not to transfer or dispose of, directly or indirectly, any shares of common stock prior to October 4,2000. The underwriters have waived the lock-up restrictions on the 22,000 shares of the common stock being offered by this Prospectus.

--------------------------------------------------------------------------------------
                                                                           Percentage
                     Number of                                              Class of
                       Shares         Number of       Number of Shares     Securities
   Name and         Owned Prior      Shares to be       Owned After        Owned After
   Position         to Offering     Offered Hereby     the Offering       the Offering
--------------------------------------------------------------------------------------
Wayne L. Gordon
Employee              37,944           11,000             26,944                *
--------------------------------------------------------------------------------------
Sam McKinney
Employee              57,600           11,000             46,600                *
--------------------------------------------------------------------------------------

* Less than 1%.

                              PLAN OF DISTRIBUTION

Pursuant to this Prospectus, the Selling Stockholders may sell shares of common stock from time to time in transactions on the Nasdaq National Market, in privately negotiated transactions or by a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Stockholders may effect such transactions by selling the shares of common stock to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders or the purchasers of the shares for whom such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation to a particular broker-dealer might be in excess of customary commissions). Other methods by which the shares of common stock may be sold include, without limitation: (i) transactions which involve cross or block trades or any other transaction permitted by the Nasdaq National Market or other trading markets, (ii) "at the market" to or through market makers or into an existing market for the common stock, (iii) in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents, (iv) through transactions in options or swaps or other derivatives (whether exchange-listed or otherwise), (v) through short sales, or (vi) any combination of any such methods of sale. The Selling Stockholders may also enter into option or other transactions with broker-dealers which require the delivery to such broker dealers of the common stock offered hereby, which such broker-dealers may resell pursuant to this Prospectus. The Selling Stockholders may also make sales pursuant to Rule 144 under the Securities Act of 1933, as amended, if such exemption from registration is otherwise available.

The Selling Stockholders and any broker-dealers who act in connection with the sale of shares of common stock hereunder will be subject to the prospectus delivery requirements because they may be deemed to be "underwriters" as that term is defined in the Securities Act, and any commissions received by them and profit on any resale of the shares as principal might be deemed to be underwriting discounts and commissions under the Securities Act. We have informed the Selling Stockholders that the anti-manipulative provisions of Regulation M promulgated under the Securities Exchange Act of 1934 may apply to their sales in the market.

In order to comply with certain state securities laws, if applicable, the shares may be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states, the shares may not be sold unless the shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with. Sales of shares must also be made by the Selling Stockholders in compliance with all other applicable state securities laws and regulations.

There can be no assurance that any of the Selling Stockholders will sell any or all of the shares offered hereby.

The Company will pay all expenses of the registration of the shares and will not receive any proceeds from the sale of any shares by the Selling Stockholders.

The Company has notified the Selling Stockholders of the need to deliver a copy of this Prospectus in connection with any sale of the shares.

                                  LEGAL MATTERS

Chamberlain, Hrdlicka, White, Williams & Martin, Houston, Texas, will pass upon certain legal matters with respect to the legality of the issuance of the shares of common stock offered by this Prospectus. Wilburn O. McDonald, Jr. and 9 other shareholders and employees of Chamberlain, Hrdlicka, White, Williams & Martin hold 10,716 shares of our common stock, but none are Selling Stockholders.

                                     EXPERTS

The financial statements incorporated herein by reference in this Prospectus and elsewhere in the registration statement on Form S-1 (Registration No. 333-96025), as amended, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto which is incorporated by reference in reliance upon the authority of said firm as experts in giving said report.

             LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

Section 145 of the Delaware General Corporation Law authorizes a corporation's board of directors to indemnify directors and officers in terms sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act.

As permitted by Delaware law, our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of our directors for monetary damages for breach of fiduciary duty as a director, except for liability:

     o for any breach of the director's duty of loyalty to us or our stockholders;

     o for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

     o under Section 174 of the Delaware General Corporation Law regarding unlawful dividends and stock purchases; or

     o for any transaction from which the director derived an improper personal benefit.

As permitted by Delaware law, our bylaws provide that:

     o we must indemnify our directors and officers to the fullest extent permitted by Delaware law;

     o we must advance expenses, as incurred, to our directors and officers in connection with a legal proceeding, subject to certain limited exceptions; and

     o    the rights conferred in the bylaws are not exclusive.

We have entered into indemnification agreements with each of our officers and directors to give them additional contractual assurances regarding the scope of the indemnification provided in our amended and restated certificate of incorporation and bylaws and to provide additional procedural protections. These agreements, among other things, require us to indemnify each director and officer to the fullest extent permitted by Delaware law, including indemnification for expenses such as attorneys' fees, judgments, fines and settlement amounts incurred by the director or officer in any action or proceeding, including any action by or in the right of us, arising out of the person's services as a director or officer of us, any subsidiary of ours or any other company or enterprise to which the person provides services at our request. At present, we are not aware of any pending or threatened litigation or proceeding involving any of our directors, officers, employees or agents where indemnification would be required or permitted. We believe that the provisions of our amended and restated certificate of incorporation, bylaws and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable.

                                     PART II

              INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 3. INCORPORATION OF DOCUMENTS BY REFERENCE.

Tanox, Inc., (the "Company"), hereby incorporates by reference into this Registration Statement the following documents previously filed with the Securities and Exchange Commission (the "Commission").

          (a) The Company's final prospectus filed with the Commission pursuant to Rule 424(b) of the Securities Act, in connection with the Registration Statement No. 333-96025 on Form S-1 filed with the Commission on April 10, 2000, together with any and all amendments thereto;

          (b) The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2000;

          (c)  The Company's Current Report on Form 8-K, dated June 5, 2000; and

          (d) The description of the Company's common stock contained in the Company's Registration Statement on Form 8-A, filed with the Commission on April 6, 2000, together with all amendments thereto, pursuant to Section 12 of the Exchange Act of 1934 (the "Exchange Act"), as amended.

All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, after the date of this Registration Statement and prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference into this Registration Statement and to be a part hereof from the date of the filing of such documents. Any statement in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

ITEM 4. DESCRIPTION OF SECURITIES.

Not applicable.

ITEM 5. INTERESTS OF NAMED EXPERTS AND COUNSEL.

Chamberlain, Hrdlicka, White, Williams & Martin, Houston, Texas, will pass upon certain legal matters with respect to the legality of the issuance of the shares of common stock offered by this Prospectus. Wilburn O. McDonald, Jr. and 9 other shareholders and employees of Chamberlain, Hrdlicka, White, Williams & Martin hold 10,716 shares of our common stock, but none are Selling Stockholders.

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law authorizes a corporation's board of directors to indemnify directors and officers in terms sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933 (the "Securities Act").

As permitted by Delaware law, our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of our directors for monetary damages for breach of fiduciary duty as a director, except for liability:

     o for any breach of the director's duty of loyalty to us or our stockholders;

     o for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

     o under Section 174 of the Delaware General Corporation Law regarding unlawful dividends and stock purchases; or

     o for any transaction from which the director derived an improper personal benefit.

As permitted by Delaware law, our bylaws provide that:

     o we must indemnify our directors and officers to the fullest extent permitted by Delaware law;

     o we must advance expenses, as incurred, to our directors and officers in connection with a legal proceeding, subject to certain limited exceptions; and

     o    the rights conferred in the bylaws are not exclusive.

We have entered into indemnification agreements with each of our officers and directors to give them additional contractual assurances regarding the scope of the indemnification provided in our amended and restated certificate of incorporation and bylaws and to provide additional procedural protections. These agreements, among other things, require us to indemnify each director and officer to the fullest extent permitted by Delaware law, including indemnification for expenses such as attorneys' fees, judgments, fines and settlement amounts incurred by the director or officer in any action or proceeding, including any action by or in the right of us, arising out of the person's services as a director or officer of us, any subsidiary of ours or any other company or enterprise to which the person provides services at our request. At present, we are not aware of any pending or threatened litigation or proceeding involving any of our directors, officers, employees or agents where indemnification would be required or permitted. We believe that the provisions of our amended and restated certificate of incorporation, bylaws and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable.

ITEM 7. EXEMPTION FROM REGISTRATION CLAIMED.

The shares to be sold under the reoffer prospectus were initially issued by the Company and were deemed exempt from registration under the Securities Act in reliance on either (i) Rule 701 promulgated under the Securities Act as offers and sales of securities pursuant to certain compensatory benefit plans and contracts relating to compensation in compliance with Rule 701 or (ii) Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering.

ITEM 8. EXHIBITS.

        EXHIBIT NUMBER                      DESCRIPTION
        --------------                      -----------
            3.1 Certificate of Incorporation, as amended (Incorporated by reference from Exhibit 3.1 to Tanox's Registration Statement on Form S-1 (File No.333-96025)).

            3.2 Bylaws, as amended (Incorporated by reference from Exhibit 3.2 to Tanox's Registration Statement on Form S-1 (File No.333-96025)).

            4.1 Specimen common stock certificate (Incorporated by reference from Exhibit 4.1 to Tanox's Registration Statement on Form S-1 (File No.333-96025)).

            4.2 1987 Stock Option Plan (Incorporated by reference from Exhibit 10.2 to Tanox's Registration Statement on Form S-1 (File No.333-96025)).

            4.3 1992 Non-Employee Directors' Stock Option Plan (Incorporated by reference from Exhibit
                                    10.3 to Tanox's Registration Statement on
                                    Form S-1 (File No.333-96025)).

            4.4 1997 Stock Option Plan (Incorporated by reference from Exhibit 10.4 to Tanox's Registration Statement on Form S-1 (File No.333-96025)).

            4.5 2000 Non-Employee Directors' Stock Option Plan (Incorporated by reference from Exhibit
                                    10.23 to Tanox's Registration Statement on
                                    Form S-1 (File No.333-96025)).

            4.6                     Form of Advisory Agreement.

            5.1 Opinion of Chamberlain, Hrdlicka, White, Williams & Martin regarding legality of securities being registered.

            23.1                    Consent of Arthur Andersen, LLP as
                                    independent accountants.

            23.2 Consent of Chamberlain, Hrdlicka, White, Williams & Martin (contained in Exhibit 5.1 hereto).

            24.1 Power of Attorney (included in Part II of the Registration Statement).

ITEM 9.     UNDERTAKINGS

      (a)   The undersigned Registrant hereby undertakes:

            (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration
                  Statement:

                  (i)   To  include   any   prospectus   required  by  Section
                        10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in this Registration Statement.

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

            (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

            (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

            (4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, this 8th day of June, 2000.

                                            TANOX, INC.


                                            /s/ NANCY T. CHANG
                                                Nancy T. Chang, President and
                                                Chief Executive Officer


                                POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Nancy T. Chang and John Blickenstaff, and each of them, to act as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or her substitute or substitutes or all of them may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

      Date: June 8, 2000              /s/ NANCY T. CHANG
                                          Nancy T. Chang, Chairman of the Board,
                                          President and Chief Executive Officer

      Date: June 8, 2000              /s/ DAVID DUNCAN, JR.
                                          David Duncan, Jr., Vice President of
                                          Finance and Chief Financial Officer

      Date: June 8, 2000              /s/ TSE WEN CHANG
                                          Tse Wen Chang, Ph.D., Director

      Date: June 8, 2000              /s/ OSAMA MIKHAIL
                                          Osama Mikhail, Ph.D., Director


      Date: June 8, 2000              /s/ WILLIAM J. JENKINS
                                          William J. Jenkins, M.D., Director

                                 EXHIBIT INDEX


        EXHIBIT NUMBER                      DESCRIPTION
        --------------                      -----------
            3.1 Certificate of Incorporation, as amended (Incorporated by reference from Exhibit 3.1 to Tanox's Registration Statement on Form S-1 (File No.333-96025)).

            3.2 Bylaws, as amended (Incorporated by reference from Exhibit 3.2 to Tanox's Registration Statement on Form S-1 (File No.333-96025)).

            4.1 Specimen common stock certificate (Incorporated by reference from Exhibit 4.1 to Tanox's Registration Statement on Form S-1 (File No.333-96025)).

            4.2 1987 Stock Option Plan (Incorporated by reference from Exhibit 10.2 to Tanox's Registration Statement on Form S-1 (File No.333-96025)).

            4.3 1992 Non-Employee Directors' Stock Option Plan (Incorporated by reference from Exhibit
                                    10.3 to Tanox's Registration Statement on
                                    Form S-1 (File No.333-96025)).

            4.4 1997 Stock Option Plan (Incorporated by reference from Exhibit 10.4 to Tanox's Registration Statement on Form S-1 (File No.333-96025)).

            4.5 2000 Non-Employee Directors' Stock Option Plan (Incorporated by reference from Exhibit
                                    10.23 to Tanox's Registration Statement on
                                    Form S-1 (File No.333-96025)).

            4.6                     Form of Advisory Agreement.

            5.1 Opinion of Chamberlain, Hrdlicka, White, Williams & Martin regarding legality of securities being registered.

            23.1                    Consent of Arthur Andersen, LLP as
                                    independent accountants.

            23.2 Consent of Chamberlain, Hrdlicka, White, Williams & Martin (contained in Exhibit 5.1 hereto).

            24.1 Power of Attorney (included in Part II of the Registration Statement).